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                                  Exhibit 12.1
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     EXHIBIT 12.1
     ------------

     IKON OFFICE SOLUTIONS, INC.
     RATIO OF EARNINGS TO FIXED CHARGES
     (dollars in thousands)

                                                                             Fiscal Year Ended September 30
                                                            -------------------------------------------------------------------
                                                               2000           1999          1998          1997          1996
                                                            ----------     ----------    ----------    ----------    ----------
Earnings
      Income (loss) from continuing operations                 25,960         33,836      (83,050)       122,362       164,893
      Add:
         Provision for income taxes                            55,873         45,555         8,863        90,751       107,984
         Fixed charges                                        272,439        230,375       228,365       192,021       127,970
                                                            ----------     ----------    ----------    ----------    ----------
      Earnings, as adjusted   (A)                             354,272        309,766       154,178       405,134       400,847
                                                            ==========     ==========    ==========    ==========    ==========
Fixed charges
      Other interest expense including interest on
       capital leases                                         237,521        197,901       199,816       146,117       105,222
      Estimated interest component of rental expense           34,918         32,474        28,549        27,203        22,748
      Prepayment penalties on early extiguishment of debt           -              -             -        18,701             -
                                                            ----------     ----------    ----------    ----------    ----------
      Total fixed charges     (B)                             272,439        230,375       228,365       192,021       127,970
                                                            ==========     ==========    ==========    ==========    ==========
Ratio of earnings to fixed charges
               (A) divided by (B)                                 1.3 (1)        1.3 (2)       0.7 (3)       2.1 (4)       3.1 (5)
                                                            ==========     ==========    ==========    ==========    ==========

(1) Excluding the effect of the gain on sale of investment, extraordinary gain from the early retirement of debt, shareholder litigation insurance proceeds, restructuring and asset impairment charge, and benefit from discontinued operations, the ratio of earnings to fixed charges for the fiscal year ended September 30, 2000 is 1.6.

(2) Excluding the effect of the asset securitization gain and the shareholder litigation settlement charge, the ratio of earnings to fixed charges for the fiscal year ended September 30 1999 is 1.7.

(3) Excluding the effect of transformation costs and the loss from asset impairment, the ratio of earnings to fixed charges for the fiscal year ended September 30, 1998 is 1.1.

(4) Excluding the effect of transformation costs, the ratio of earnings to fixed charges for the fiscal year ended September 30, 1997 is 2.8.

(5) Excluding the effect of transformation costs, the ratio of earnings to fixed charges for the fiscal year ended September 30, 1996 is 3.3.